SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

May 14, 2015

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

14 May 2015

Smith & Nephew plc announces that it has today received notification of the following transaction by a person discharging managerial responsibilities ("PDMR").

Name of director/PDMR:	Cyrille Petit
Share Award:	Conditional Share Award
Number of Ordinary Shares vested:	7,900
No. of Ordinary Shares disposed:	3,727
Total holding of Ordinary Shares following notification:	31,983

Notes

i) The award was granted on 14 May 2012. One third vested on 14 May 2013. A further third vested on 14 May 2014, and the final third vested on 14 May 2015.

ii) No consideration is payable for the acquisition of the shares.

iii) The market value of the Ordinary Shares acquired and sold on 14 May 2015 was 1115p per Ordinary Share.

iv) The transaction took place in London, UK.

v) The total percentage holding following notification is less than 0.1%.

vi) This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a).

Vickie Grady
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 14, 2015

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary